Exhibit 99.2

Aptorum Group Announces the Launch of its Oncology and Autoimmune Discovery and Development Platform Targeting Unmet Mutations and Novel Biomarkers

NEW YORK & LONDON & PARIS - Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (“Aptorum Group” or “Aptorum”), a clinical-stage biopharmaceutical company, announces the launch of its oncology and autoimmune discovery and development platform with an initial focus on indications including, but not limited to, non-small cell lung cancer (“NSCLC”) and autoimmune diseases such as lupus, rheumatoid arthritis, inflammatory bowel diseases, etc.

Under the platform, Aptorum has and will continue to conduct its screening process for novel first-in-class small molecule and PROTAC (Degrader) based drug candidates. On this basis, Aptorum is currently conducting optimisation for selected candidates as part of its small molecule library for major targets including, but not limited to EGFR, ALK, KRAS, p53 mutations. Aptorum has identified major unmet medical needs in third and fourth generation mutations, where applicable, for NSCLC for example and will be leveraging its existing drug discovery platform to deliver novel therapeutics for such targeted patient group.

Mr. Darren Lui, President and Executive Director, commented, “The exciting launch of our oncology and autoimmune platform, culminating with the discovery and development of small molecule and PROTAC based candidates, if achieved, will help address the significant unmet medical needs for patients suffering from NSCLC (and potentially other cancer types) and autoimmune diseases. For example, the current 5-year, average survival rate for NSCLC is 25%1, despite existing therapies available. Subject to further optimisation and development, we target to deliver these candidates to their respective clinical trial stage at the earliest for such unmet medical needs.”

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development of a novel molecular-based rapid pathogen identification and detection diagnostics technology with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

[1]	https://www.cancer.net/cancer-types/lung-cancer-non-small-cell/statistics

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299

Redchip – Financial Communications United States
Investor relations
Dave Gentry
dave@redchip.com
+1 407 491 4498

Actifin – Financial Communications Europe
Investor relations
Ghislaine Gasparetto
ggasparetto@actifin.fr
+33 1 56 88 11 22